12g3-2(b) 82-1991

NC

02 APR 12 AM 9:50

SUPPL

British Columbia Securities [redacted]

BCSC

02028400

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED Y	M	D	DATE OF REPORT Y	M	D
Newport Exploration Ltd.	02	01	31	02	03	15

ISSUER ADDRESS				
1220 – 800 West Pender Street				
CITY/	**PROVINCE**	**POSTAL CODE**	**ISSUER FAX NO.**	**ISSUER TELEPHONE NO.**
Vancouver	BC	V6C 2V6	604-685-6493	604-685-6851
CONTACT PERSON		**CONTACT'S POSITION**		**CONTACT TELEPHONE NO.**
Ian Rozier		President		604-685-6851
CONTACT EMAIL ADDRESS		**WEB SITE ADDRESS**		

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y	M	D
[signature]	Ian T. Rozier	02	03	27
DIRECTOR'S SIGNATURE	**PRINT FULL NAME**	**DATE SIGNED Y**	**M**	**D**
[signature]	Barbara E. Dunfield	02	03	27

FIN51-901F Rev.2000/12/19

PROCESSED
MAY 14 2002
THOMSON
FINANCIAL

SCHEDULE A: FINANCIAL INFORMATION

See attached financial statements for the period ending January 31, 2002

SCHEDULE B: SUPPLEMENTARY INFORMATION

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

dw 4/16

NEWPORT EXPLORATION LTD.
(Formerly CVL Resources Ltd.)

CONSOLIDATED QUARTERLY REPORT

JANUARY 31, 2002

NEWPORT EXPLORATION LTD. (Formerly CVL Resources Ltd.)
CONSOLIDATED BALANCE SHEETS
(Prepared by Management without Audit)

	Jan. 31, 2002	July 31, 2001
ASSETS		
Current		
Cash and short-term investments	$ 381,388	$ 647,051
Marketable securities	48,367	48,367
Accounts receivable	4,761	3,601
Prepaid expenses & deposits	52,419	51,303
	486,935	750,322
Petroleum and natural gas properties	2,609,987	2,656,614
Petroleum and natural gas E & D	438,379	411,419
Capital assets	54,257	60,191
	$ 3,589,558	$ 3,878,546
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Accounts payable and accrued liabilities	$ 81,511	$ 81,295
Current portion of capital lease	52,269	8,241
	133,780	89,536
Capital Lease	-	48,059
	133,780	137,595
Shareholders' equity		
Capital stock	30,950,152	30,950,152
Deficit	(27,494,374)	(27,209,201)
	3,455,778	3,740,951
	$ 3,589,558	$ 3,878,546

On behalf of the Board:

Ian T. Rozier, Director

Barbara E. Dunfield, Director

NEWPORT EXPLORATION LTD. (Formerly CVL Resources Ltd.)
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Prepared by Management without Audit)

	Three Month Period Ended Jan. 31, 2002	Three Month Period Ended Jan. 31, 2001	Six Month Period Ended Jan. 31, 2002	Six Month Period Ended Jan. 31, 2001
REVENUE				
Petroleum sales (net)	$ 769	$ 1,911	$ 1,913	$ 3,237
Interest	105	9,437	9,908	28,191
Gain (Loss) on sale of marketable securities	-	(56,423)	-	(56,423)
	874	(45,075)	11,821	(24,995)
EXPENSES				
Accounting and audit	2,625	2,050	8,650	19,650
Administrative services	2,750	4,230	5,750	8,930
Amortization	3,791	3,964	7,581	9,146
Automobile	1,022	617	2,181	1,339
Bank charges	1,519	1,844	3,025	3,163
Consulting	54,109	94,800	84,609	146,777
Corporation capital tax	5,000	5,000	10,000	10,000
Currency translation (gain) loss	(227)	(1,628)	(14,966)	22,274
Education and Conferences	-	500	-	500
Investor communications	2,210	2,710	11,352	3,141
Legal	4,779	4,628	5,841	6,037
Management fees	15,000	15,000	30,000	30,000
Office and miscellaneous	4,512	12,778	12,256	22,779
Printing	-	355	-	706
Regulatory fees	6,361	6,164	6,615	6,299
Rent	11,919	11,712	24,076	23,451
Shareholder information	11,007	27,012	11,007	37,823
Telecommunications	1,899	4,039	4,352	9,920
Transfer agent	1,409	3,905	1,611	5,015
Travel and related costs	15,024	8,633	21,145	23,492
Wages & benefits	(202)	2,247	293	4,053
Write-off property acquisitions	-	-	61,616	-
	144,507	210,560	296,994	394,495
LOSS FOR THE PERIOD	143,633	255,635	285,173	419,490
DEFICIT, BEGINNING OF PERIOD	27,350,741	14,650,013	27,209,201	14,486,158
DEFICIT, END OF PERIOD	$ 27,494,374	$ 14,905,648	$ 27,494,374	$ 14,905,648
Loss per share	$ 0.00	$ 0.01	$ 0.01	$ 0.01

NEWPORT EXPLORATION LTD. (Formerly CVL Resources Ltd.)
CONSOLIDATED STATEMENTS OF CASH FLOW
(Prepared by Management without Audit)

	Three Month Period Ended Jan. 31, 2002	Three Month Period Ended Jan 31, 2001	Six Month Period Ended Jan. 31, 2002	Six Month Period Ended Jan. 31, 2001
CASH PROVIDED BY (USED) FOR:				
OPERATING ACTIVITIES				
Loss for the period	$ (143,633)	$ (255,635)	$ (285,173)	$ (419,490)
Item not involving cash:				
Amortization/Depreciation	3,702	4,574	7,906	10,368
Write-off property acquisition	-	-	61,616	-
Net change in non-working capital items	(73,083)	(103,825)	(2,060)	128,360
	(213,014)	(354,886)	(217,711)	(280,762)
INVESTING ACTIVITIES				
Petroleum & gas properties acquisitions	300	(105,157)	(14,475)	(1,930,560)
Deferred exploration-petroleum & gas properties	(8,807)	(10,574)	(26,960)	(117,398)
(Purchase) Disposal of Capital Assets	-	-	(2,486)	-
	(8,507)	(115,731)	(43,921)	(2,047,958)
FINANCING ACTIVITIES				
Capital Stock Issued	-	-	-	1,200,000
Capital Lease	44,028	-	(4,031)	(56,300)
	44,028	-	(4,031)	1,143,700
Change in cash during the period	(177,493)	(470,617)	(265,663)	(1,185,020)
CASH POSITION, BEGINNING OF PERIOD	558,881	872,168	647,051	1,586,571
CASH POSITION, END OF PERIOD	$ 381,388	$ 401,551	$ 381,388	$ 401,551

Supplemental Disclosure for Non-Cash Investing and Financing Activities: Nil

NOTES TO THE CONSOLIDATED QUARTERLY REPORT

January 31, 2002

1. Nature and Continuance of Operations

The Company's name was changed from CVL Resources Ltd. to Newport Exploration Ltd. and commenced trading on the CDNX under the new symbol NWX on February 4th, 2002.

The primary operations of the Company consist of acquiring and maintaining oil and gas interests or options to acquire oil and gas property interests and conducting drilling operations on such properties through participation agreements with other companies and operators.

2. Significant Accounting Policies

This Consolidated Quarterly Report has been prepared with accounting practices consistent with the accounting practices of the Audited Annual Financial Statements.

NEWPORT EXPLORATION LTD. (Formerly CVL Resources Ltd.)
CONSOLIDATED DEFERRED EXPLORATION & DEVELOPMENT EXPENSES
FOR THE SIX MONTHS ENDED JANUARY 31, 2002
(Prepared by Management without Audit) **Schedule A**

DEFERRED EXPLORATION & DEVELOPMENT EXPENSES AT BEGINNING OF PERIOD	$ 411,419
EXPENSES:	
Amortization	839
Consulting	19,149
Office overhead	(951)
Taxes, licenses & land compensation	7,923
	26,960
DEFERRED EXPLORATION & DEVELOPMENT EXPENSES AT END OF PERIOD	$ 438,379

NEWPORT EXPLORATION LTD.
(Formerly CVL Resources Ltd.)
QUARTERLY REPORT JANUARY 31, 2002
(Prepared by Management without Audit)

SCHEDULE B

SUPPLEMENTARY INFORMATION

1. For the Fiscal Year to Date:

   For information on administrative expenditures and deferred exploration, refer to Schedule A.

   Related Party Transactions:

   a) Management fees of $30,000 were paid to a company controlled by a director of the Company.
   b) Consulting fees of $60,000 were paid to a company controlled by a director of the Company and $19,109 was paid to a director of the Company.
   c) Administration fees of $5,750 were paid to an officer of the Company.

2. For the Fiscal Year to Date:

   a) Securities Issued: Nil.

   b) Options Granted: Nil

3. As at January 31, 2002:

   a) Authorized Capital: 100,000,000 common shares without par value.
   Issued Capital: 42,288,500 common shares for $30,950,152.

   b) Employee and director incentive stock options were outstanding enabling the optionee to acquire the following number of shares:

Number of Shares	Price	Expiry Date
100,000	$0.35	September 20, 2002
1,715,000	$0.25	November 1, 2002

   c) Total number of shares in escrow or subject to a pooling agreement – Nil

   d) List of Directors:
   Ian T. Rozier
   Barbara E. Dunfield
   Douglas B. Hyndman
   Paul A. Ray

NEWPORT EXPLORATION LTD.
(Formerly CVL Resources Ltd.)

SCHEDULE "C"

January 31, 2002

Management Discussion & Analysis - The following discussion of the operating results and financial position of the Company should be read in conjunction with the consolidated financial statements and related notes thereto.

Results of Operations - The primary operations of the Issuer consist of acquiring and maintaining oil and gas interests or options to acquire gas and oil property interests and conducting drilling operations on such properties through participation agreements with other companies and operators. Although the Company has raised significant exploration capital over the past few years for such endeavours continuing to operate under the same mandate became very difficult for the Company. Due to the inability to raise funds at current price levels without suffering immense dilution the Company received shareholder approval to consolidate on a ten old for one new basis and change its name (See Subsequent Events).

The Company maintains its interests in oil and gas concessions in Australia and New Zealand where it continues its process of farming out interests of some of the properties following the completion of data compilation.

The Company continues to pursue all potential opportunities in an endeavour to enhance shareholder value.

Liquidity and Cash Reserves – At January 31, 2002 the Company had cash reserves of $381,388 compare with $647,051 at year-end July 31, 2001. Receivables, payables, marketable securities, pre-paids and deposits remained constant during the period.

Investor Relations - The Company spent $11,352 to supply information to interested investors and shareholders on a regular basis. The Company has no formal agreement in this regard.

Legal Proceedings – Nil

Related Party Transactions –

(a) Management fees of $30,000 were paid to a company controlled by a director of the Company.
(b) Consulting fees of $60,000 were paid to a company controlled by a director of the Company and $19,109 was paid to a director of the Company.
(c) Administration fees of $5,750 were paid to an officer of the Company.

Subsequent Events – On February 1st, 200s the Company announced that, pursuant to its Annual General Meeting held on January 9, 2002 where the Company received shareholder approval to change its name from CVL Resources Ltd. to Newport Exploration Ltd. and to consolidate the share capital on a 10 old shares for one new share basis, it had also received CDNX approval and trading was to commence February 4th, 2002 under the symbol NWX. The Company also passed a Special Resolution, to Alter the Memorandum changing the authorized capital to 100,000,000 shares post consolidation.

The Company had 42,288,500 shares outstanding and now has 4,228, 850 post consolidation. The Company proposed the consolidation due to an inability to raise funds at the current price levels without suffering immense dilution.

Respectfully submitted on behalf of
The Board of Directors

Ian T. Rozier
PRESIDENT